# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: iOThree Limited, CIK 0001997637
CUSIP: G4940T112
Title of class of securities: Ordinary Shares, par value $0.0625 per share
Address of issuer's principal executive offices: 161 Kallang Way, #07-08, Mapletree Hi-Tech @, Singapore, Singapore (U0), 349247
Date of event which requires filing of this statement: 02/06/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002148750

## Reporting persons
- Himalaya Resource (HK) Limited: type of reporting person: corporation (CO); citizenship or place of organization: Hong Kong (K3); sole voting power 264,368; shared voting power 0; sole dispositive power 264,368; shared dispositive power 0; aggregate amount beneficially owned 264,368 (8.72% of the class)
  Comment: *This percentage is calculated based on 3,032,199 Ordinary Shares of the Issuer issued and outstanding as of July 20, 2026. Jun Li, the sole director of Himalaya Resource (HK) Limited, may be deemed to beneficially own the Ordinary Shares held by Himalaya Resource (HK) Limited.
- PT Buttatoa Smelter Pratama: type of reporting person: corporation (CO); citizenship or place of organization: Indonesia (K8); sole voting power 229,885; shared voting power 0; sole dispositive power 229,885; shared dispositive power 0; aggregate amount beneficially owned 229,885 (7.58% of the class)
  Comment: *This percentage is calculated based on 3,032,199 Ordinary Shares of the Issuer issued and outstanding as of July 20, 2026. Jun Li, the sole director of PT Buttatoa Smelter Pratama, may be deemed to beneficially own the Ordinary Shares held by PT Buttatoa Smelter Pratama.
- Jun Li: type of reporting person: individual (IN); citizenship or place of organization: China (F4); sole voting power 494,253; shared voting power 0; sole dispositive power 494,253; shared dispositive power 0; aggregate amount beneficially owned 494,253 (16.3% of the class)
  Comment: *This percentage is calculated based on 3,032,199 Ordinary Shares of the Issuer issued and outstanding as of July 20, 2026. Jun Li is the sole director of each of Himalaya Resource (HK) Limited and PT Buttatoa Smelter Pratama and, accordingly, may be deemed to beneficially own the 264,368 Ordinary Shares held by Himalaya Resource (HK) Limited and the 229,885 Ordinary Shares held by PT Buttatoa Smelter Pratama.

## Item 1. Issuer
Name of issuer: iOThree Limited
Address of issuer's principal executive offices: 161 Kallang Way, #07-08, Mapletree Hi-Tech @ Kallang Way, Singapore 349247

## Item 2. Person Filing
Name of person filing: This statement is being jointly filed by Jun Li, Himalaya Resource (HK) Limited, a company incorporated in Hong Kong, and PT Buttatoa Smelter Pratama, a company incorporated in Indonesia (each, a "Reporting Person").
Address of principal business office or, if none, residence:
Jun Li: Flat/Rm D, 18/F, Golden Sun Centre, 59-67 Bonham Strand West, Sheung Wan, Hong Kong
Himalaya Resource (HK) Limited: Flat/Rm D, 18/F, Golden Sun Centre, 59-67 Bonham Strand West, Sheung Wan, Hong Kong

PT Buttatoa Smelter Pratama: Jl. Melati No. 07 (Borkal), Kab. Bantaeng, Sulawesi Selatan 92411, Indonesia
Citizenship:
Jun Li: China

Himalaya Resource (HK) Limited: Hong Kong

PT Buttatoa Smelter Pratama: Indonesia

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See Row 9 of the cover page for each Reporting Person.
Percent of class: See Row 11 of the cover page for each Reporting Person.
Sole power to vote or to direct the vote: See Row 5 of the cover page for each Reporting Person.
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: See Row 7 of the cover page for each Reporting Person.
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
Exhibit 1 - Joint Filing Agreement

Agreement by and among Jun Li, Himalaya Resource (HK) Limited and PT Buttatoa Smelter Pratama with respect to the filing of this Schedule 13G.*

## Signatures
- Himalaya Resource (HK) Limited: /s/ Jun Li, Jun Li/Director (08/19/2026)
- PT Buttatoa Smelter Pratama: /s/ Jun Li, Jun Li/Director (08/19/2026)
- Jun Li: /s/ Jun Li, Jun Li (08/19/2026)